EXHIBIT 99.1

COMPANY CONTACTS:

Jay S. Hennic Founder & CEO

D. Scott Patterson President & COO

John B. Friedrichsen Senior Vice President & CFO

(416) 960-9500

FOR IMMEDIATE RELEASE
FirstService reports record fourth quarter and yearend results

Exceeds $1 billion in revenues for the first time

Yearend highlights:
•	Revenues $1.1 billion, up 64%
•	EBITDA $89 million, up 57%
•	Net earnings up 54%
•	Diluted EPS up 51%
•	Net after-tax gain of $36 million on sale of Resolve Corporation

TORONTO, Canada, May 17, 2006 - FirstService Corporation (Nasdaq: FSRV; TSX: FSV) today reported record results for its fourth quarter and year ended March 31, 2006. All amounts are in US dollars.

For the year ended March 31, 2006, revenues were $1.068 billion, up 64% versus the prior year period, while EBITDA (see definition and reconciliation below) was up 57% to $88.8 million. Operating results exclude the Resolve Corporation business services operation which is classified as a discontinued operation for all periods presented. Adjusted net earnings from continuing operations were $32.3 million, up 54% from $21.0 million in the prior year, while adjusted diluted earnings per share from continuing operations were $1.01, up 51%. The adjustment (see reconciliations below) represents non-cash amortization of short-lived intangible assets relating to pending brokerage transactions and listings recognized on recent acquisitions in the Company’s commercial real estate services platform.

Fourth quarter revenues were $247.9 million, an increase of 24% relative to the same period last year. EBITDA increased 90% to $10.1 million. Adjusted net earnings from continuing operations were $1.9 million versus a loss of $0.5 million in the prior year period. Adjusted diluted earnings per share from continuing operations were $0.06 versus a loss of $0.03 in the prior year period.

“Our strong fiscal 2006 results, solid capital base and the favorable operating environments in each of our service lines position FirstService to continue delivering outstanding results for our shareholders in fiscal 2007 and beyond”, said Jay S. Hennick, Founder and Chief Executive Officer. “The sale of Resolve was an important step as we sharpen our focus as a property services company competing in global markets. FirstService has $300 million in available capital to invest in long-term growth opportunities and we will continue to capitalize on strong internal growth and appropriate acquisitions,” he added.

About FirstService Corporation
FirstService is a leader in the rapidly growing property services sector, providing services in the following areas: commercial real estate; residential property management; property improvement and integrated security services. Market-leading brands include Colliers International in commercial real estate; The Continental Group in residential property management; California Closets, Paul Davis Restoration, Pillar to Post Home Inspections and CertaPro Painters in property improvement; and Intercon Security and Security Services & Technologies in integrated security services.

FirstService is a diversified property services company with more than US$1 billion in annualized revenues and over 12,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results
The company’s Commercial Real Estate Services operation generated revenues of $93.9 million for the fourth quarter, representing growth of 32%. Internal growth was 15% relative to the same period one year ago resulting from continuing robust brokerage activity, particularly along the North American west coast and in Australia. The balance of the growth was attributable to the November 2005 acquisition of Los Angeles-based Colliers Seeley. Fourth quarter EBITDA was $5.5 million, at a margin of 5.8%, up dramatically from $0.4 million at a margin of 0.6% reported in the prior year quarter. The increase in margin was attributable to changes in the variable broker commission structure that result in lower commission expense early in the calendar year until minimum thresholds are achieved and higher expense later in the year, provided production targets are met by brokers. The margin was also impacted by lower administrative spending during the quarter.

Residential Property Management revenues increased to $87.3 million for the quarter, 27% higher than in the prior year period. Substantially all of the growth was attributable to contractual property management fee revenues. EBITDA for the quarter was $6.1 million, up 10% from $5.5 million one year ago, while margins were 7.0% versus 8.0% primarily due to changes in revenue mix with proportionately less higher-margin ancillary services revenues compared to the prior year period.

Revenues in Property Improvement Services totalled $25.9 million, an increase of 9% over the prior year period. Internal growth in this seasonally slow quarter was 4%. EBITDA for the fourth quarter was $0.4 million, an increase of $0.2 million relative to last year.

Integrated Security Services revenues in the fourth quarter were $40.6 million, a 12% increase relative to the prior year period. Excluding the impact of foreign exchange, growth was 8%. Revenue growth was attributable to higher levels of commercial security systems installation activity. Quarterly EBITDA was $1.4 million versus $2.1 million in the prior year period, a result of lower gross margins in certain markets consistent with results posted in earlier quarters of fiscal 2006.

On March 17, 2006, the Company completed the sale of its Resolve business services operation. An after-tax gain on sale of discontinued operations of $35.8 million was recorded. Excluding this gain, discontinued operations reported after-tax earnings of $5.6 million for the fiscal year ended March 31, 2006, relative to $6.6 million in the prior year. The difference was primarily a result of a gain on the settlement of a long term contract by Resolve during the comparative prior year fourth quarter ended March 31, 2005.

Quarterly corporate costs were $3.2 million, $0.3 million higher than in the prior year quarter. Included in both periods were performance-based executive compensation accruals and costs for Sarbanes-Oxley compliance work.

A comparison of segmented EBITDA to operating earnings is provided below.

Repurchases of FirstService Shares
During the period from October 31, 2005 to March 14, 2006, the Company purchased 571,650 Subordinate Voting Shares for cancellation through the facilities of the Toronto Stock Exchange and Nasdaq National Market at an average cost of $23.98 per share pursuant to a normal course issuer bid. The repurchases represented approximately

1.9% of the total shares outstanding prior to the repurchase and were funded from operating cash flow and cash on hand. During the quarter ended March 31, 2006, the number of shares repurchased was 98,950.

Adoption of New Stock Option Accounting Standard
The Company has been recording compensation expense related to stock options granted since April 1, 2003. Effective April 1, 2006, FirstService adopted FASB Statement No. 123(R) Share-Based Payment (“SFAS 123R”). SFAS 123R requires that share-based compensation transactions, including grants of employee stock options, be accounted for using a fair value based method and prescribes detailed calculation methods. The adoption of SFAS 123R will result in a cumulative effect of an accounting policy charge of $1.0 million, which will be recorded in the quarter ended June 30, 2006, and represents a non-recurring, non-cash expense.

Financial Outlook
Based on the results of fiscal 2006 and the completion of the Company’s annual budgeting process, FirstService is reiterating the outlook for fiscal 2007 previously issued on March 20, 2006.

Fiscal year ending March 31, 2007 (1)
(in millions of US dollars, except per share amounts)
Revenues	$1,125 - $1,200
EBITDA (2)	$96 - $105
Adjusted diluted net earnings per share (3)	$1.12 - $1.22
    Notes
1.
The outlook assumes: (i) no further acquisitions or divestitures completed during the outlook period (ii) exclusion of expected impact of one-time cumulative effect adjustments upon adoption of SFAS 123(R) on April 1, 2006 and (iii) current economic conditions in the markets in which the Company operates remaining unchanged and in particular the market for commercial real estate services. Actual results may differ materially. The Company undertakes no obligation to continue to update this information.

2.
EBITDA is defined as net earnings before minority interest share of earnings, income taxes, interest, depreciation and amortization. EBITDA is not a recognized measure of financial performance under generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP.

3.
Diluted net earnings per share is adjusted for the impact of accelerated amortization of short-lived intangible assets acquired in connection with commercial real estate acquisitions completed during the past year.

Conference Call
FirstService will be holding a conference call on Wednesday, May 17, 2006 at 11:00AM Eastern Time to discuss results for the fourth quarter and full fiscal year as well as the outlook for fiscal 2007. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the “Investor Relations / News Releases” section.

Forward-looking Statements
This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with the Ontario Securities Commission and U.S. Securities and Exchange Commission.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
(unaudited)

	Three months ended March 31		Year ended March 31
	2006	2005	2006	2005

Revenues	$247,947	$200,110	$1,068,134	$651,376
Cost of revenues	162,181	123,621	684,280	422,784
Selling, general and administrative expenses	75,647	71,152	295,050	172,179
Depreciation	3,426	3,372	12,340	9,603
Amortization of intangibles other than backlog	1,046	1,026	3,684	2,769
Amortization of short-lived brokerage backlog (1)	2,684	3,777	7,554	8,735
Operating earnings (loss)	2,963	(2,838)	65,226	35,306
Other (income) expense (2)	(47)	(375)	(3,776)	(375)
Interest expense	3,113	2,732	11,879	7,192
	(103)	(5,195)	57,123	28,489
Income taxes	(2,015)	(2,128)	17,208	7,014
	1,912	(3,067)	39,915	21,475
Minority interest share of earnings	1,441	(193)	11,881	6,085
Net earnings (loss) from continuing operations	471	(2,874)	28,034	15,390
Earnings from discontinued operations, net of income taxes	142	2,955	5,644	6,617
Gain (loss) on sale of discontinued operations, net of income taxes	35,819	(736)	35,819	1,200
Net earnings (loss)	$36,432	$(655)	$69,497	$23,207

Net earnings (loss) per share
Basic
Continuing operations	$0.02	$(0.10)	$0.93	$0.52
Discontinued operations	-	0.10	0.18	0.22
Sale of discontinued operations	1.19	(0.02)	1.19	0.04
	$1.21	$(0.02)	$2.30	$0.78

Diluted (3)
Continuing operations	$0.01	$(0.11)	$0.87	$0.49
Discontinued operations	-	0.09	0.18	0.21
Sale of discontinued operations	1.17	(0.02)	1.16	0.04
	$1.18	$(0.04)	$2.21	$0.74

Adjusted diluted net earnings (loss) per share from continuing operations (4)	$0.06	$(0.03)	$1.01	$0.67

Weighted average shares Basic	30,035	30,065	30,171	29,777
outstanding: (in thousands) Diluted	30,683	30,743	30,896	30,467

Notes:
(1) Amortization of short-lived brokerage backlog intangible assets recognized upon recent acquisitions in the commercial real estate services segment. Brokerage backlog represents the fair value of pending commercial real estate brokerage transactions and listings as at the acquisition date. Amortization is recorded to coincide with the completion of the related brokerage transactions.
(2) Other income for the year ended March 31, 2006 includes a $2,012 pre-tax gain on the disposal of two businesses recognized during the quarter ended December 31, 2005.
(3) Numerators for diluted earnings per share calculations have been adjusted to reflect dilution from stock options outstanding at subsidiaries. The adjustment for the three months ended March 31, 2006 is $269 (2005 - $569) and for the year ended March 31, 2006 is $1,253 (2005 - $569).
(4) See “Reconciliation of operating earnings, net earnings and net earnings per share to adjusted operating earnings, adjusted net earnings and adjusted net earnings per share” below.

Reconciliation of Operating Earnings, Net Earnings and Net Earnings Per Share to Adjusted Operating Earnings, Adjusted Net Earnings and Adjusted Net Earnings Per Share
(in thousands of US dollars, except per share amounts)
(unaudited)

The Company is presenting adjusted earnings measures to eliminate the impact of amortization of the short-lived brokerage backlog intangible asset recognized upon the acquisitions of commercial real estate brokerage businesses. This amortization is being eliminated because the Company believes the short-lived and non-cash nature of this charge is not reflective of the operating performance of the Company. All of the adjustments are considered “non-GAAP financial measures” under OSC and SEC guidelines. The following tables provide a reconciliation of the adjusted measures:

	Three months ended March 31		Year ended March 31
	2006	2005	2006	2005

Adjusted operating earnings	$5,647	$939	$72,780	$44,041
Amortization of brokerage backlog	(2,684)	(3,777)	(7,554)	(8,735)
Operating earnings (loss)	$2,963	$(2,838)	$65,226	$35,306

Adjusted net earnings (loss) from continuing operations	$1,885	$(457)	$32,332	$20,980
Amortization of brokerage backlog	(2,684)	(3,777)	(7,554)	(8,735)
Deferred income taxes	1,064	1,360	2,892	3,145
Minority interest	206	-	364	-
Net earnings (loss) from continuing operations	$471	$(2,874)	$28,034	$15,390

Adjusted diluted net earnings (loss) per share from continuing operations	$0.06	$(0.03)	$1.01	$0.67
Amortization of brokerage backlog, net of deferred income taxes	(0.05)	(0.08)	(0.14)	(0.18)
Diluted net earnings (loss) per share from continuing operations	$0.01	$(0.11)	$0.87	$0.49

Reconciliation of EBITDA to Operating Earnings
(in thousands of US dollars)
(unaudited)

EBITDA is defined as net earnings from continuing operations before minority interest share of earnings, income taxes, interest, depreciation and amortization. The Company uses EBITDA to evaluate operating performance and as a measure for debt covenants with its lenders. EBITDA is an integral part of the Company’s planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under United States generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company’s method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of EBITDA to operating earnings appears below.

	Three months ended March 31		Year ended March 31
	2006	2005	2006	2005

EBITDA	$10,119	$5,337	$88,804	$56,413
Depreciation	(3,426)	(3,372)	(12,340)	(9,603)
Amortization of intangibles other than brokerage backlog	(1,046)	(1,026)	(3,684)	(2,769)
Amortization of brokerage backlog	(2,684)	(3,777)	(7,554)	(8,735)
Operating earnings (loss)	$2,963	$(2,838)	$65,226	$35,306

Condensed Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	March 31 2006	March 31 2005

Assets
Cash and cash equivalents	$167,938	$37,458
Accounts receivable	128,276	168,927
Inventories	27,267	20,878
Prepaids and other current assets	31,698	21,507
Current assets	355,179	248,770
Fixed assets	48,733	57,241
Other non-current assets	39,911	22,754
Goodwill and intangibles	267,262	297,963
Total assets	$711,085	$626,728
Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$149,875	$155,429
Other current liabilities	15,144	9,147
Long term debt - current	18,646	18,206
Current liabilities	183,665	182,782
Long term debt - non-current	230,040	201,809
Deferred income taxes	31,165	29,802
Minority interest	28,463	26,464
Shareholders’ equity	237,752	185,871
Total liabilities and equity	$711,085	$626,728

Total debt, excluding interest rate swaps	$248,686	$219,732
Total debt, net of cash, excluding interest rate swaps	80,748	182,274

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year ended March 31
	2006	2005
Operating activities
Net earnings from continuing operations	$28,034	$15,390
Items not affecting cash:
Depreciation and amortization	23,578	21,107
Deferred income taxes	(4,325)	473
Minority interest share of earnings	11,881	6,086

Changes in operating assets and liabilities	(8,992)	(12,145)
Other operating activities	7,519	5,531
Net cash provided by operating activities	57,695	36,442
Investing activities
Acquisitions of businesses, net of cash acquired	(26,088)	(58,978)
Purchases of fixed assets, net	(18,837)	(12,499)
Other investing activities	95,436	3,022
Net cash provided by (used in) investing	50,511	(68,455)
Financing activities
Increases in long-term debt	36,052	48,630
Other financing activities	(12,793)	2,087
Net cash provided by financing	23,259	50,717
Effect of exchange rate changes on cash	(985)	3,134
Increase in cash and cash equivalents during the period	130,480	21,838
Cash and cash equivalents, beginning of period	37,458	15,620
Cash and cash equivalents, end of period	$167,938	$37,458

Segmented Revenues, EBITDA and Operating Earnings
(in thousands of US dollars)
(unaudited)

	Residential	Commercial	Integrated	Property
	Property	Real Estate	Security	Improvement
	Management	Services	Services	Services	Corporate	Consolidated
Three months ended March 31

2006
Revenues	$87,342	$93,941	$40,598	$25,926	$140	$247,947
EBITDA	6,102	5,494	1,399	372	(3,248)	10,119
Operating earnings	4,496	1,671	751	(666)	(3,289)	2,963

2005
Revenues	$68,874	$70,936	$36,251	$23,842	$207	$200,110
EBITDA	5,543	413	2,130	155	(2,904)	5,337
Operating earnings	3,960	(4,232)	1,044	(640)	(2,970)	(2,838)

Year ended March 31

2006
Revenues	$346,133	$438,434	$149,063	$134,136	$368	$1,068,134
EBITDA	31,390	36,465	7,660	25,765	(12,476)	88,804
Operating earnings	25,767	25,079	5,005	22,016	(12,641)	65,226

2005
Revenues	$275,229	$120,535	$143,160	$111,779	$673	$651,376
EBITDA	24,088	11,144	10,286	19,867	(8,972)	56,413
Operating earnings	18,917	1,276	7,468	16,796	(9,151)	35,306